November 10, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Grom Social Enterprises, Inc.
Registration Statement on Form S-1
Filed October 20, 2021
File No. 333-260389

Dear Mr. Austin:

On behalf of Grom Social Enterprises, Inc., a Florida corporation (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the "Amendment”) in response to the oral comments received from the Commission, with reference to the Company’s Registration Statement on Form S-1 (File No. 333-260389) (the “Registration Statement”), filed with the Commission on October 20, 2021.

In addition to the Amendment, the Company responds to the Commission's oral comment as follows:

Oral Comment #1: We note that L1 Capital Global Opportunities Master Fund (“L1 Capital”) has a security interest in the assets of the Company and its subsidiaries. Please add a risk factor regarding L1 Capital’s security interest and the risks it poses for the company and its shareholders.

Response: The Company has included a risk factor on page 9 of the Amendment regarding L1 Capital’s security interest in the assets of the Company and its subsidiaries and the risks it poses for the Company and its shareholders

Oral Comment #2: There appears to be an inconsistency in the footnotes to the principal stockholders table with respect to the number of shares that can be voted by proxy. Please make the appropriate correction or explain why the information is correct as is.

Response: The Company has corrected the error in footnote 13 to the principal stockholders table in the Amendment.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

November 10, 2021

Oral Comment #3: We note that the selling shareholder, L1 Capital, has a convertible note that is currently convertible and warrants that are currently exercisable. It appears that the aggregate number of shares underlying L1 Capital’s convertible note and warrants would give L1 Capital beneficial ownership of greater than 5% of the Company’s common equity. Therefore, if appropriate, please include L1 Capital as a 5% shareholder on the principal stockholders table.

Response: Section 4(d) of L1 Capital’s convertible note provides that neither the Company, nor L1 Capital, may convert any portion of the note to the extent that, after giving effect to such conversion, L1 Capital (together with any affiliated parties) would beneficially own in excess of 4.99% of the Company’s outstanding common stock. In addition, Section 2(e) of L1 Capital’s warrants provides that L1 Capital shall not have the right to exercise any portion of the warrants to the extent that, after giving effect to such exercise, L1 Capital (together with any affiliated parties), would beneficially own in excess of 4.99% of the Company’s outstanding common stock. The Company has added disclosure regarding these conversion and exercise limitations on pages 5, 27 and 64/65 of the Amendment.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

The Company respectfully submits the foregoing responses to the Commission’s oral comments together with the Amendment. We hope the filing addresses the oral comments of the Commission. If we can provide any further information or assistance, please do not hesitate to contact Eric C. Mendelson, counsel to the Company, by telephone, at: (917) 538-1775, or by e-mail, at: emendelson@cronelawgroup.

Sincerely,

/s/ The Crone Law Group, P.C.
The Crone Law Group, P.C.

cc:	Darren Marks
Chief Executive Officer
Grom Social Enterprises, Inc.